PK KIRK INC

9245 Laguna Springs Drive, Suite 200

Elk Grove, CA 95758

March 30, 2021

VIA EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	PK Kirk Inc.
Offering Statement on Form 1-A
Filed February 2, 2021 File No. 024-11436

 Dear Mr. Lopez:

We are in receipt of your comment letter dated March 25, 2021 regarding the above referenced filing. As requested in your letter, we have provided responses to the questions raised by the Staff by amending our offering statement.

Item 4. Dilution, page 9

1. Please tell us why you present a minimum offering dilution calculation based upon the sale of 5,000,000 shares in this offering. Additionally, please revise the "as adjusted net tangible book value per share after this offering" in the table on page 9 to reflect $0.03 per share.

ANSWER: The Company has revised the Offering Statement as requested by the Staff. Please see Item 4. Dilution. We have provided that section in this response for your convenience.

Item 4. Dilution

If you invest in our shares, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the as adjusted net tangible book value per share of our capital stock after this offering. Our net tangible book value as of December 31, 2020 was $55,014 or $0.00 per share of outstanding common stock.

Without giving effect to any changes in the net tangible book value after December 31, 2020, other than the sale of the maximum of 5,000,000 shares in this offering at the initial public offering price of $0.20 per share, our pro forma net tangible book value as of December 31, 2020 was $1,005,014 or $0.03 per share of outstanding capital stock. Dilution in net tangible book value per share in the maximum offering represents the difference between the amount per share paid by the purchasers of our shares in this offering and the net tangible book value per share of our capital stock immediately afterwards. This represents an immediate increase of $0.03 per share of capital stock to existing shareholders and an immediate dilution of $0.17 per share of common stock to the new investors, or approximately 85.0% of the assumed initial public offering price of $0.20 per share.

If we are only able to sell the minimum number of shares in the offering of 1,250,000, without giving effect to any changes in the net tangible book value after December 31, 2020, other than the sale of the minimum shares in this offering at the initial public offering price of $0.20 per share, our pro forma net tangible book value as of December 31, 2020 was $255,014 or $0.01 per share of outstanding capital stock. Dilution in net tangible book value per share in the minimum offering represents the difference between the amount per share paid by the purchasers of our shares in this offering and the net tangible book value per share of our capital stock immediately afterwards. This represents an immediate increase of $0.01 per share of capital stock to existing shareholders and an immediate dilution of $0.19 per share of common stock to the new investors, or approximately 95.0% of the assumed initial public offering price of $0.20 per share.

The following table illustrates this per share dilution:

	Minimum Offering		Maximum Offering
Initial price to public		$0.20		$0.20
Net tangible book value as of December 31, 2020	$0.00		$0.00
Increase in net tangible book value per share attributable to new investors	0.01		0.03
As adjusted net tangible book value per share after this offering		0.01		0.03
Dilution in net tangible book value per share to new investors		$0.19		$0.17

The following table summarizes the differences between the existing shareholders and the new investors with respect to the number of shares of common stock purchased, the total consideration paid, and the average price per share paid, on both a minimum and maximum offering basis:

Minimum Offering
	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share
Existing shareholders	35,000,000	96.6%	73,816	22.8%	$0.00
New investors	1,250,000	3.4%	250,000	77.2%	0.20
Total	36,250,000	100.0%	323,816	100.0%	$0.01

Maximum Offering
	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share
Existing shareholders	35,000,000	87.5%	$73,816	6.9%	$0.00
New investors	5,000,000	12.5%	1,000,000	93.1%	0.20
Total	40,000,000	100.0%	$1,073,816	100.0%	$0.03

Management Discussion and Analysis, page 15

2. We note your response to comment 3 but are unable to locate revised disclosure. Please revise accordingly.

ANSWER: The Company has revised the Offering Statement as requested by the Staff. Please see Item 9. Management’s Discussion and Analysis of Financial Condition and Results of Operations. We have provided that section in this response for your convenience.

Item 9.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview and Outlook

Since our organization in August 2019, we have been engaged primarily in providing electrical and maintenance services on cell sites throughout Northern and Central California for primary telecommunications contractors. We, currently, have one crew consisting of one electrician and two telecommunications technicians.

Our segment of the telecommunications market does not have a dominant service provider, however, our plan with the proceeds of this offering is to become a major electrical and maintenance service provider. We plan to execute this by engaging in the following activities:

•Increasing our staffing with telecommunications technicians, electricians, project managers and administration staff.

•Acquiring a fleet of vehicles, tools and training equipment.

•Purchasing or leasing a facility to move operations from remote to a central headquarters.

Additionally, we plan to build a training facility to train and qualify telecommunications technicians.

Cash investment has totaled $67,755 from incorporation in August 2019 through December 31, 2020.

COVID-19

In March 2020, the World Health Organization (WHO) declared, COVID-19, the novel coronavirus outbreaks a global pandemic. This pandemic has resulted in significant business disruption and uncertainty in U.S. and global markets. Our operations, like many other businesses, are dependent upon functioning supply chains. We faced substantial business and operational disruptions because our material and equipment shipments were significantly delayed. As a result, we had to cease operations for four (4) months. Even though, as a new business we were able to bring in revenues of $305,569, being unable to work for four months had a significant impact on our revenues. Additionally, due to the economic impact of the pandemic we incurred $59,724 in bad debt expenses.

In July 2020, timely delivery of our shipments resumed, and our crew was back to work. While it has not been an issue, we cannot determine the effects of the pandemic on future shipments.

Operating Results

For the year ended December 31, 2019. There were no revenues during the year ended December 31, 2019. Operating expenses totaled $11,462. Most of the expenses were incurred for vehicle repairs and maintenance, and insurance which are costs associated with startup costs in the telecommunications industry.

As a result, our net loss for 2019 was $11,462. Our accumulated deficit was $11,462 at December 31, 2019.

For the year ended December 31, 2020. During the calendar year 2020, we entered into two Master Service Agreements and hired two telecommunications technicians and an electrician, which resulted in revenues for the year ending December 31, 2020 were $305,569. Cost of revenue were $180,975, consisting primarily of $54,257 payroll expenses, $23,004 car and truck expenses, $20,200 repair and maintenance expenses, $17,328 office supplies, and $7,395 meals and entertainment. Operating expenses were $186,807, consisting primarily of $42,371 vehicle expenses, $48,488 insurance expense, $59,724 bad debt expenses, $9,104 rent and lease expenses, and $11,231 other expenses.

As a result, our operating loss for the twelve months ended December 31, 2020 was $5,832, our deferred tax benefit for federal and state income taxes was $749, and our accumulated deficit was $14,158.

For the year ending December 31, 2021, we expect our revenue to increase as we begin to bring on crews and take on additional work from our existing customers.

Liquidity and Capital Resources

December 31, 2019. As of December 31, 2019, we had cash and working capital of $19. The increase in cash from the date of incorporation in August 2019 was due to investments made by our founder of $11,480 in 2019.

December 31, 2020. As of December 31, 2020, we had cash and working capital of $116,633, consisting of $119,690 accounts receivable, $4,644 deferred tax asset, and minus $721 bank indebtedness, $124 taxes payable, $1,656 accrued liabilities, and $5,200 related party payable. During this period, we applied for and received an SBA EIDL loan in the amount of $23,400 and an SBA PPP loan for $33,575.  Additionally, our founder invested an additional $56,275 in capital during the twelve months ended December 31, 2020.

Exhibits

3. We note that the subscription agreement contains a waiver of jury trial provision. Please revise your offering statement to describe the jury trial waiver, including how it will impact your investors. Please also clarify any questions as to enforceability under federal and state law, whether the provision applies to claims under the federal securities laws, and whether it applies to claims other than in connection with this offering. To the extent the provision applies to federal securities law claims, please revise the disclosure and the agreement to state that by agreeing to each such provision, investors will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder; and clarify whether purchasers of interests in a secondary transaction would be subject to the provisions.

ANSWER: The Company has revised the Subscription Agreement to remove the waiver of jury trial provision.  Please see 4.1.

4. We reissue comment 8 in part. Please refile Exhibits 6.1-6.4 as they are not in readable format.

ANSWER: In response to the Staff’s comment, exhibits 6.1-6.4 have been refiled in proper format.

The Company acknowledges that:

•should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Philip Kirkland

Chief Executive Officer